                    SUBSIDIARIES OF DARDEN RESTAURANTS, INC.

As of May 25, 1997, the Registrant had one "significant subsidiary", as defined in Regulation S-X, Rule 1-02(w), identified as follows:

      GMRI,Inc., a Florida corporation, doing business as Red Lobster, The Olive Garden and Bahama Breeze.

In order to comply with certain state laws, the Registrant, either directly, or indirectly through GMRI, Inc., had 58 other subsidiaries as of May 25, 1997. If considered in the aggregate as a single subsidiary as of May 25, 1997, the 58 other subsidiaries would not constitute a "significant subsidiary" as defined in Regulation S-X, Rule 1-02(w).